Exhibit 99.1

21Vianet Group Forms a Special Committee to Review the Going-private Proposal

BEIJING, China, April 16, 2015 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that in response to the preliminary non-binding proposal dated June 10, 2015 (the “Proposal”) from Mr. Josh Sheng Chen, the Chairman and Chief Executive Officer of the Company, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. (collectively, the “Buyer Group”) that the Company’s board of directors (the “Board”) received, the Board has formed a special committee of independent directors (the “Special Committee”) to review and evaluate the Proposal.

The Special Committee is composed of Mr. Yoshihisa Ueno, Mr. Kenneth Chung-Hou Tai and Mr. Steve Zhang, who are independent directors of the Company and are unaffiliated with the Proposal. Mr. Ueno will be the chairman of the Special Committee. The Board also expects that the Special Committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by members of the Buyer Group or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1(908)7072062

IR@21Vianet.com

Joseph Cheng

+861084562121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1(646)405-4922

IR@21Vianet.com

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